

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2014

<u>Via E-mail</u>
Stephen H. Temares
Chief Executive Officer
Bed Bath & Beyond, Inc.
650 Liberty Avenue
Union, New Jersey 07083

> **Re:** **Bed Bath & Beyond, Inc.**
> **Form 10-K for Fiscal Year Ended March 1, 2014**
> **Filed April 29, 2014**
> **File No. 0-20214**

Dear Mr. Temares:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18</u>

<u>Results of Operations, page 20</u>

1.   Please tell us your consideration of disclosing the amount of e-commerce sales included in comparable sales each period. Given the rate of growth of retail purchases through e-commerce channels in the retail market in general, your disclosure on page 11 that the Company's success depends, in part, on developing omnichannel capabilities as well as your recent and continuing focus on and investment in enhancing the omnichannel shopping experience for customers, we believe this information is important for investors to understand your business, results of operations and prospects for the future.

Steven H. Temares
Bed Bath & Beyond, Inc.
August 4, 2014
Page 2

2.   We note the recent shift in sales to lower margin items, increased shipping costs for direct to consumer purchases, increased coupon redemptions and average coupon amount and increased depreciation charges due to ongoing investments have contributed to compression of gross profit and operating profit margins in recent periods. Please tell us your consideration of providing trend information regarding the impact of these and/or other known trends and uncertainties that have had or you reasonably expect will have an impact on income in future periods pursuant to Item 303(a)(3)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief